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                              January 4, 2021

       Suzanne S. Bettman
       General Counsel
       LSC Communications, Inc.
       191 N. Wacker Drive, Suite 1400
       Chicago, Illinois 60606

                                                        Re: LSC Communications,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 10-Q for the
Quarter Ended September 30, 2020
                                                            File No. 001-37729

       Dear Ms. Bettman:

              We have reviewed your December 14, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 1, 2020 letter.

       Form 10-Q for the Quarter Ended September 30, 2020

       Financial Statements
       Notes to Condensed Consolidated Financial Statements (Unaudited)
       Note 8. Restructuring, Impairment, and Other Charges
       Goodwill, page 31

   1. We note your response to prior comment 2 that there was no further economic decline and no further decline in
the company's stock price during the third quarter. However, we note that your market
capitalization decreased in third quarter 2020 with the decline of your stock price from June
30, 2020 of $0.06 to $0.04 at September 30, 2020. In addition, we note larger losses in
the third quarter of 2020 than in the second quarter of 2020 as well as increased negative cash
flows. Please explain your consideration of these facts and why these did not result in
additional impairment testing as of September 30, 2020.
 Suzanne S. Bettman
LSC Communications, Inc.
January 4, 2021
Page 2
Form 10-K for the Year Ended December 31, 2019
Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-10

2. We note your response to prior comment 1. Please tell us whether the revenues associated with such arrangements are material. If so, please expand your revenue footnote to include more robust detail similar to that provided in your response.
       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have any questions.



FirstName LastNameSuzanne S. Bettman                         Sincerely,
Comapany NameLSC Communications, Inc.
                                                             Division of
Corporation Finance
January 4, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName